RESULT OF SHAREHOLDER VOTES


THE ANNUAL MEETING OF SHAREHOLDERS OF THE FUND WAS HELD ON
OCTOBER 7, 2011.

WITH REGARD TO THE ELECTION OF THE FOLLOWING TRUSTEES OF THE FUND:

	             NUMBER OF SHARES 	      NUMBER OF SHARES
		   	IN FAVOR		  WITHELD
T. RITSON FERGUSON   101,682,723.913	       3,106,452.437
FREDERICK HAMMER     101,796,480.597	       2,992,695.753

THE OTHER TRUSTEES OF THE FUND WHOSE TERMS DID NOT EXPIRE IN
2011 ARE ASUKA NAKAHARA, RICHARD L. SUTTON AND JOHN BARTHOLDSON.